

April 8, 2021

Jill Woodworth
Chief Financial Officer
Peloton Interactive, Inc.
125 West 25th Street, 11th Floor
New York, New York, 10001

> **Re: Peloton Interactive, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2020**
> **Response dated March 30, 2021**
> **File No. 001-39058**

Dear Ms. Woodworth:

We have reviewed your March 30, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2021 letter.

Form 10-K for the fiscal year ended June 30, 2020

Response dated March 30, 2021, page 1

1.   We note your response to comment one. Please clearly explain to us how you determine which copyright and patent litigation matters are considered to be "outside the-ordinary-course" and therefore excluded from your non-GAAP measures. We note from disclosure in other parts of your annual report, that your success depends in large part on your proprietary technology and your patents, trade secrets, trademarks, and other intellectual property rights and that you spend significant resources to monitor and protect these rights. As such, it would be reasonable that related costs would be normal, recurring operating expenses. Please explain and tell us the other types of matters that you consider to be extraordinary in nature.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Melissa Gilmore, Staff Accountant, at (202) 551-3777 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing